Exhibit 99.1

Radware Announces New Appointment to Its Board of Directors

TEL AVIV, Israel, Nov. 30, 2023— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that it has appointed Mr. Alex Pinchev to serve as an independent director of Radware’s Board of Directors. Mr. Pinchev will serve as a member of the Board until the company’s next annual meeting of shareholders when his appointment will be up to a shareholder vote.

“Mr. Pinchev brings a wealth of experience to Radware’s board,” said Yuval Cohen, chairman of Radware’s Board of Directors. “His proven track record in managing successful global businesses brings a valuable perspective to Radware’s strategy as we remain focused on delivering value to our customers, employees, and shareholders.”

"I'm honored to join Radware’s Board of Directors and look forward to contributing from my experience to provide insight and guidance related to the company's various activities," said Mr. Pinchev.

Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career. He currently serves on the boards of several privately owned companies and has previously served as president of global sales, services, and field marketing of Red Hat, Inc. and president of global sales and marketing of Rackspace Limited (NASDAQ: RXT) as well as held board positions in Quantum Corporation (NYSE: QMCO) and BMC Software (NYSE:BMC). In addition, he continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a bachelor’s degree in applied mathematics and a master’s degree in computer science, both from the ITMO University in St. Petersburg, Russia.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

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Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; the effects of the current attacks by the terrorist groups Hamas and Hezbollah, and the war between Israel and Hamas and Israel and Hezbollah; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Media Contact: Gerri Dyrek Radware Gerri.Dyrek@radware.com